By Fax (+1 202 772 9210), mail and Edgar

Mr Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549
United States of America
12 June 2007

Dear Mr Pande,

Re:	Lloyds TSB Group plc
Form 20-F filed 6 June 2006 File number: 001-15246

Thank you for your letter dated 30 May 2007, setting out the staff’s comments on our response letter dated 9 February 2007 on the above filing of Lloyds TSB Group plc (the “2005 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds TSB Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Helen A Weir

Helen A Weir
Group Finance Director
For Lloyds TSB Group plc

Appendix

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1
Operating and financial review and prospects, page 13
Results of operations – 2005 compared with 2004, page 16

We refer to the second bullet point of your response to comment 6 of our letter dated 28 December 2006. For each of the volatility amounts excluded in determining the non-GAAP performance measure, please explain to us and clarify in future filings how you determined that these excluded amounts did not accrue to the Group’s equity holders.

Response 1
There are three constituent parts of volatility: banking volatility, insurance volatility and policyholder interests volatility. The amounts relating to both banking volatility and insurance volatility accrue to the Group’s equity holders, whilst amounts in respect of policyholder interests volatility, for the reasons set out below, do not.

IFRS requires the Group to consolidate those long-term assurance funds in which it has a controlling interest, despite the fact that the income generated by those funds is primarily for the account of the policyholders. The Group’s income statement therefore includes the returns accruing on the policyholders’ investments, which are largely offset by changes in the amount due from the Group to the policyholders as these returns are passed on, this being included within insurance claims. The change in the amount due to policyholders is calculated after deduction of any tax payable, which is levied on the Group by the Inland Revenue and then recharged by the Group to the policyholders by means of a deduction from the investment return. As the tax is levied on the Group in the first instance, IFRS requires that it is included as part of the Group’s tax charge.  The result is that the Group’s income statement includes an amount of net income before tax (representing the amount of investment return withheld to cover the policyholders’ share of the tax) together with an equal and opposite tax charge.

A similar effect occurs when the long-term assurance funds invest with third party minority co-investors. In this situation the net income accruing to the minority is included in Group net income and then eliminated via the attribution to minorities.

Both of these items are volatile in nature and in neither case is there an impact upon profit attributable to equity shareholders. Together the impact that these items have upon profit before tax is described as policyholder interests volatility.

As we agreed in our letter to you dated 9 February 2007, we expanded our discussion of volatility in our Form 20-F for the year ended 31 December 2006. For convenience, we have set out below the text included on page 34 of that Form 20-F:

Policyholder interests volatility
As a result of the requirement contained in IFRS to consolidate life and pensions businesses on a line-by-line basis, the Lloyds TSB Group’s income statement includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax.

Under IFRS, tax on policyholder investment returns is required to be included in the tax charge rather than being offset against the related income, as it is in actual distributions made to policyholders. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other items classified within policyholder interests volatility include the effects of investment vehicles which are only majority owned by the long-term assurance funds. In the case of these vehicles, the Lloyds TSB Group’s profit for the year includes the minorities’ share of the profits earned. As these amounts do not accrue to the equity holders, management believes a clearer representation of the underlying performance of the Lloyds TSB Group’s life and pensions businesses is presented by excluding policyholder interests volatility.

During 2006, profit before tax included positive policyholder interests volatility of £326 million, being a charge of £33 million to net interest income and a credit of £359 million to other income (2005: £311 million, being a credit to other income; 2004: £(30) million, being a charge to other income). The increase reflects an improved return from a property partnership majority owned by the policyholders, which more than offset a reduction in the policyholder tax charge as a result of a fall in the capital values of gilts and bonds and a smaller rise in equity markets.

Appendix

Comment 2
Form 20-F for the year ended 31 December 2005
Operating and financial review and prospects, page 13
Results of Operations – 2005 compared with 2004, page 16

We refer to the fifth bullet point of your response to comment 6 of our letter dated 28 December 2006. Please address the following and provide us your proposed disclosures that you intend to include within your expanded discussion of volatility in response to our previous comment 6:
•	Tell us where you have included in your response to Comment 1 the substantive reasons why management considers the non-GAAP volatility measures provide useful information to investors;
•
Tell us and describe in future filings what additional useful information is being provided to outside investors by disclosing the pre-volatility segment profit measures. We note in your response that these measures are the basis upon which annual incentive scheme awards are made to management.

Response 2
The substantive reasons why management considers that the non-GAAP volatility measure provides useful additional information to investors are:
i)
in the case of banking volatility, it provides information on a basis consistent with that used to manage and measure the performance of the divisions. The banking businesses use internal derivatives for risk management purposes and the mark to market movement on these derivatives, which is outside the control of management, is subject to internal transfer pricing arrangements. The divisions’ results before banking volatility excludes this mark to market movement, which does not impact on the business fundamentals or its underlying cash flows;

ii)
in the case of insurance volatility, excludes amounts so that information is provided on a basis consistent with market practice for the life and pensions industry in the UK (see our response to Comment 4); and

iii)
in the case of policyholder interests volatility, excludes amounts included within profit before tax which do not accrue to the Group’s equity holders (see our response to Comment 1, which also includes the discussion we have included in our Form 20-F for the year ended 31 December 2006).

It should be noted that the non-GAAP volatility measure is provided in addition to the statutory results. The Group’s Form 20-F for the year ended 31 December 2006 disclosed the results of the Group, and the businesses impacted by volatility, on both a statutory and excluding volatility basis; these disclosures were made next to each other to assist investors to make comparisons and obtain a greater understanding of the underlying performance of the businesses concerned. Commentary on both a statutory and excluding volatility basis was included within the Operating and financial review and prospects section of the Group’s 2006 Form 20-F.

As we agreed in our letter dated 9 February 2007, we have expanded our discussion of volatility in our Form 20-F for the year ended 31 December 2006 to include the substantive reasons why management considers that the non-GAAP volatility measure provides useful information to investors, the limitations of the measure and how management compensates for these limitations; these are included on page 33 of that Form 20-F and have been repeated below for convenience:

Management believes that the use of profit before tax excluding volatility provides an additional measure of the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Lloyds TSB Group’s equity holders and

Appendix

excludes the impact of changes in market variables which are beyond the control of management.

The most significant limitations associated with profit before tax excluding volatility are:
i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and
ii)	Banking and insurance volatility impact on the Lloyds TSB Group’s regulatory capital position, even though they are not included within profit before tax excluding volatility.

Management compensates for the limitations above by:
i)	Monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; [these assumptions are disclosed on page 34 of the Form 20-F]; and
ii)	Producing separate reports on the Lloyds TSB Group’s current and forecast capital ratios.

Appendix

Comment 3
Operating and financial review and prospects, page 13
Results of Operations – 2005 compared with 2004, page 16
Volatility, page 28

We refer to your disclosure under “Banking Volatility” section on page 28 that banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives and external derivative transactions for the various business segments are handled by the Central Group. Please tell us how you determined that accounting hedge relationships between the external derivatives and the intra-group hedged items qualify for hedge accounting considering the guidance in paragraphs 88-102 of IAS 39.

Response 3
From an economic perspective, interest rate and other market risks arising in the banking businesses are managed using intra-Group derivative transactions entered into with the group corporate treasury function at the centre, which aggregates the risk exposures and manages them to within agreed limits by entering into transactions with the Group’s products and markets business unit which lays the exposure off in the market.

For accounting purposes, all derivatives are recognised at fair value.  On a consolidated basis, therefore, all intra-Group derivative transactions are eliminated, thus leaving the Group exposed to movements in the fair value of the external market transactions entered into to manage the Group’s risk exposures.  To minimise this volatility, the central hedging function, which is part of group corporate treasury, establishes hedge accounting relationships by matching external derivatives with external assets and liabilities in compliance with the requirements of paragraphs 88-102 of IAS 39.  Intra-Group assets and liabilities are not included in any accounting hedge relationship.

Appendix

Comment 4
Operating and financial review and prospects, page 13
Results of Operations – 2005 compared with 2004, page 16
Volatility, page 16

We refer to the second paragraph of the “Insurance Volatility” section on page 28 of the Form 20-F that states that Insurance volatility includes the difference between the actual return on investments attributable to shareholders and the expected return based on beginning-of-year economic assumptions. Please tell us and explain in future filing why the presentation of the expected return provides better information about the group’s performance than actual return.

Response 4
It is market practice within the UK life and pensions industry to provide supplementary financial information showing the results of the business using expected returns as well as actual returns.  In order to provide investors with the ability to make meaningful comparisons, the Group has adopted this market practice when presenting the results of its long-term assurance business.  The Group believes that providing information on an expected return basis, in addition to providing it on an actual return basis, provides the investor with information to analyse the underlying performance of the business by separately identifying the impact of market movements which are beyond the control of management.

As we agreed in our letter to you dated 9 February 2007, we have expanded our discussion of insurance volatility in our Form 20-F for the year ended 31 December 2006. For convenience, we have set out below the text included on page 34 of that Form 20-F:

The Lloyds TSB Group’s insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which have a volatile fair value. The value of the liabilities does not move exactly in line with changes in the fair value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their fair value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to the actual return. The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the period is included within insurance volatility.

Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profit Fund, the value of the in-force business and the value of shareholders’ funds.  Fluctuations in these values caused by changes in market variables are also included within insurance volatility.

[The Form 20-F discloses the expected investment returns on page 34].

Appendix

Comment 5
Financial Statements for year ended 31 December 2005, page 13
Note 2, Critical accounting policies, page F-18

We refer to your response to comment 9 and to related disclosure in Note 1(i)(1), “Impairment, assets accounted for at amortised cost” on page F-12 which states that uncollectible loans are written off against the related provision once all the necessary procedures have been completed and the amount of the loss has been determined. Please tell us and revise this footnote in future filings to describe the nature of the procedures that are necessary to be completed before the uncollectible loans are written off.

Response 5
A loan is normally written off, either partially or in full, when the normal banking relationship with a customer has ceased, which normally occurs when:
•	the proceeds from realising any available security have been received;
•	the trading activities of the customer have ceased;
•	the customer has defaulted on the loan and a solution acceptable to the Group cannot be agreed with the customer; or
•	an insolvency event has commenced.

We will amend Note 1(i)(1) in future filings as follows:
“A loan or advance is normally written off, either partially or in full, against the related provision when the proceeds from realising any available security have been received or there is no realistic prospect of recovery (as a result of the customer’s insolvency, ceasing to trade or other reason) and the amount of the loss has been determined.”

Appendix

Comment 6
Note 3, Segmental analysis, page F-20

Please address the following with respect to segment accounting for derivative contracts entered into by business units for risk management purposes, for which the difference between accrual accounting based results and actual results using fair values is charged or credited to the central segment, as stated in the last sentence of the third paragraph on page F-20:
•	Tell us and revise future filings to explain what you mean by results on an accruals accounting basis as distinguished from actual results using fair values;
•
Tell us how you considered the guidance in paragraph 44 of IAS 14 that segment information be prepared in conformity with the accounting policies adopting for preparing and presenting the consolidated financial statements;

•	Please tell us and disclose in future filings the nature of activities conducted by the central segment;
•
Tell us how the financial information related to central segment is reported internally to the board of directors and the chief executive officer for purposes of making decisions about allocating resources to the segment and assessing its performance;

•
Explain to us and discuss in future filings the allocation basis under paragraph 48 of IAS 14 for charging or crediting the central segment for the difference between the result of the derivatives transaction using the accrual accounting basis and the actual results using fair values;

•
Provide us a reconciliation of the total amount of charge or credit for 2005 to the central group profit (loss) before tax related to the “volatility” associated with derivative contracts entered into by business units for risk management purposes to the individual amounts charged or credited from each of the primary reportable segments; and

•
Further clarify for us how the amount of charge or credit for 2005 to the central group profit (loss) before tax related to “volatility” differs from the Banking volatility amount of 124 million pounds for 2005 presented on page 28 of your filing.

Response 6
Tell us and revise future filings to explain what you mean by results on an accruals accounting basis as distinguished from actual results using fair values
As noted in our response to comment 3, the economic risks associated with interest rate and other market risks arising in the banking businesses are managed using intra-Group derivative transactions entered into with the group corporate treasury function at the centre. Group corporate treasury aggregates the risk exposures and manages them to within agreed limits by entering into transactions with the Group’s products and markets business unit which lays the exposure off in the market.

As is required under IFRS, all business units mark to market all derivatives, whether internal or external. Under a transfer pricing arrangement, business units that hold internal derivatives for risk management purposes transfer to group corporate treasury the movement in the clean fair value of the derivatives (ignoring changes in interest accruals); this results in the business unit’s performance being presented as if the unit was cash funded at the rates implied by the derivative transactions. As cash funding is accrual accounted, the Group has described this as the ‘results that would have been recognised on an accruals accounting basis’.

As was discussed during the phone conversation with you on 1 June 2007, the Group is currently reviewing its transfer pricing arrangements; the description of these arrangements in its future filings will reflect any changes made.

Appendix

Tell us how you considered the guidance in paragraph 44 of IAS 14 that segment information be prepared in conformity with the accounting policies adopting for preparing and presenting the consolidated financial statements
The Group reviewed its transfer pricing arrangements, prior to its adoption of IAS 39, and determined that they were IAS 14 compliant. The key factors in the conclusion were:
•
the information is prepared in conformity with the Group’s accounting policies, in accordance with paragraph 44 of IAS 14. Specifically, all derivatives, whether internal or external, are marked to market throughout the Group in accordance with IAS 39;

•	paragraph 25 of IAS 14 supports the use of policies that relate specifically to segment reporting such as the transfer pricing arrangements that the Group has put in place; and
•
the transfer pricing arrangements result in the Group presenting its performance to shareholders in the way in which it is analysed internally and in a manner that is recognisable to senior management.

We believe that the Group’s segmental reporting in its Form 20-F for the year ended 31 December 2006 remains fully IAS 14 compliant.

Please tell us and disclose in future filings the nature of activities conducted by the central segment
The following activities are carried out within the Group’s central segment, Central group items: group corporate treasury (including the central hedging function and group balance sheet management, which is responsible for managing the Group’s interest rate exposure within agreed limits), internal audit, group risk, group compliance, group finance, finance shared service centres and group IT and operations. Where appropriate, costs are recharged to the other divisions.

Tell us how the financial information related to central segment is reported internally to the board of directors and the chief executive officer for purposes of making decisions about allocating resources to the segment and assessing its performance
The board receives monthly reports that set out the results of the Group using the same accounting policies and transfer pricing arrangements that are used in the Form 20-F. The board pack provides a commentary on the Group’s income statement (on a segmental basis) both before and after volatility, the results of each of the divisions (including the central segment) before volatility and the Group’s statutory income statement.

Explain to us and discuss in future filings the allocation basis under paragraph 48 of IAS 14 for charging or crediting the central segment for the difference between the result of the derivatives transaction using the accrual accounting basis and the actual results using fair values
The Group’s transfer pricing arrangements are the basis for charging or crediting group corporate treasury with the difference between the result that would be recognised were the business units cash funded at the rates implied by the derivative transactions and their mark-to-market value. As stated above, we believe that this segmental accounting is permitted by paragraph 25 of IAS 14. This accounting is consistent with paragraph 48 which states that “The way in which asset, liability, revenue and expense items are allocated to segments depends on such factors as the nature of those items, the activities conducted by the segment, and the relative autonomy of that segment.” Group corporate treasury is responsible for the overall management of the Group’s interest rate risk and it is therefore appropriate that the central segment both ‘receive’ the volatility associated with derivatives and benefit, or otherwise, from any accounting hedge relationships identified.

Appendix

Provide us a reconciliation of the total amount of charge or credit for 2005 to the central group profit (loss) before tax related to the “volatility” associated with derivative contracts entered into by business units for risk management purposes to the individual amounts charged or credited from each of the primary reportable segments
In 2005, substantially all of the banking volatility was in respect of units within Central group items; the charge to Central group item’s profit before tax related to the Group’s transfer pricing arrangements for derivatives entered into for risk management purposes by Wholesale and International Banking was £10 million and by UK Retail Banking was less than £500,000.

Further clarify for us how the amount of charge or credit for 2005 to the central group profit (loss) before tax related to “volatility” differs from the Banking volatility amount of 124 million pounds for 2005 presented on page 28 of your filing
All of the volatility within Central group items arises from the Group’s transfer pricing arrangements for derivatives held for risk management purposes. The volatility of £124 million reported within Central group items is the entire amount of banking volatility; as noted above, approximately £10 million originated in Wholesale and International Banking and UK Retail Banking, the majority of the remainder is as a result of hedge ineffectiveness and amounts for which hedge accounting relationships could not be established.